CAM Group, Inc.

5900 Balcones Drive

Suite 100

Austin, TX 78731

February 08, 2024

Re:        CAM Group, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed December 18, 2023

File No. 024-12339

Dear: Mr. Nicholas Nalbantian

Please see the answer to your comments below.

Amendment No. 1 to Offering Statement on Form 1-A filed December 18, 2023

Risk Factors

Our Business Model is Evolving

Manage potential future acquisitions, investments, divestitures, joint ventures and other transactions successfully, these activities..., page 17

1.	We note your disclosure on page 30 that you plan to engage in mergers and acquisition activity in England, France and other NATO countries. Please amend this risk factor, or create a new risk factor, to highlight that you may lose the benefit of a Regulation A exemption in the event your principal place of business shifts to outside the United States or Canada.

Our risk disclosure has been updated to show that we may lose the benefit of a Regulation A exemption in the event that our principal place of business shifts to outside the United States or Canada.

Description of the Business Organization and History, page 29

2.	We note your response to comment 5 and reissue. We acknowledge your amended disclosure stating that the March 22, 2022, agreement was with Technomeca Defense, Inc., rather than with Mr. Rafael A. Pinedo. However, since Mr. Pinedo directs Technomeca Defense, Inc. and is now also the President and CEO of the Company, please provide the information required by Item 13 of Form 1-A (Interest of Management and Others in Certain Transactions) or tell us why you believe such information is not required.

We have updated the filing to provide the information required by Item 13 of Form 1-A (Interest of Management and Others in Certain Transactions).

Exhibits

3.	Please file or advise why you believe the March 22, 2022, agreement to purchase the control block of CAMG should not be filed under Item 17 of Form 1-A.

We have filed as Exhibit, the March 22, 2022, agreement to purchase the control block of CAMG.

General

4.	We note your response to comment 1 and reissue in part. We acknowledge the inclusion of a new Amended and Restated Articles of Incorporation; however, your file on the website for the Nevada Secretary of State still states that you have authorized 100,000,000 shares of common stock. Please clarify this discrepancy.

This has been updated at the Nevada Secretary of State to show the Company’s authorized as articulated in our restated/amended article of incorporation.

Please contact me at ra.pinedo@camgdefense.com or capitalmarketssecurities@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Rafael Pinedo

Rafael Pinedo

Chairman, CAM Group, Inc.